Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

The short form base shelf prospectus dated December 23, 2022 of Seabridge Gold Inc. is amended and supplemented by the contents of this material change report.

Item 1:	Name and Address of Company

Seabridge Gold Inc. (“Seabridge” or the “Company”)

Suite 400 – 106 Front Street East

Toronto, ON M5A 1E1

Item 2:	Date of Material Change

May 11, 2023

Item 3:	News Release

The news release announcing the material change referred to in this report was disseminated on May 11, 2023 through Newsfile and a copy has been filed under Seabridge’s profile on SEDAR.

Item 4:	Summary of Material Change

Seabridge’s wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), has agreed to the principal terms of a royalty agreement (the “Royalty Agreement”) under which Sprott Resource Streaming and Royalty Corp. (“Sprott”) pays KSMCo US$150 million (the “Purchase Price”) (approximately C$200 million at the current exchange rate) and KSMCo grants Sprott a 1.2% net smelter royalty (“NSR”) on its 100% owned KSM project located in northern British Columbia, Canada (the “KSM Project”). These proceeds will be used to complete the physical works at the KSM Project for which Seabridge currently expects to achieve a designation of ‘substantially started’ from the B.C. government.

Item 5:

5.1	Full Description of Material Change

On May 11, 2023, KSMCo agreed to the principal terms of the Royalty Agreement for the sale of the NSR on the KSM Project to Sprott upon payment the Purchase Price. The proceeds will be used to complete the physical works at the KSM Project for which Seabridge currently expects to achieve a designation of ‘substantially started’ from the B.C. government.

The principal terms of the Royalty Agreement include:

(i)	KSMCo granting the NSR with a royalty rate (the “Royalty Percentage”) of 1.2% of future net smelter returns from all metals produced at the KSM Project, subject to adjustment as described further below.

(ii)	KSMCo will have a one-time option (the “Initial Buydown Right”) to buyback one-sixth of the Royalty Percentage, for a period commencing on the 24-month anniversary of the closing date and ending on the 30-month anniversary, by making a payment to Sprott of US$21,500,000 (the “Initial Buydown Payment”). KSMCo may elect to pay the Initial Buydown Payment in cash or by delivering common shares of Seabridge (“Seabridge Shares”), or a combination thereof.

(iii)	For the period commencing on the 2nd anniversary of the closing date until the earlier of (i) commercial production at the KSM Project, and (ii) March 24, 2032 (the “Quarterly Payments Term”), KSMCo will pay Sprott an amount of US$2,437,500 quarterly in arrears. KSMCo may elect to satisfy these payments in cash or by delivering Seabridge Shares, or a combination thereof.

(iv)	If commercial production is not achieved at the KSM Project prior to March 24, 2032, the Royalty Percentage will increase to (i) 1.5% if KSMCo has not exercised its Initial Buydown Right, or (ii) 1.25% if KSMCo has exercised its Initial Buydown Right.

(v)

Starting from commercial production at KSM, KSMCo may buyback a portion of the Royalty Percentage so as to reduce the Royalty Percentage to (i) 0.5%, if the Quarterly Payments Term expires upon commercial production; or (ii) 0.625%, if the Quarterly Payments Term Expires prior to commercial production (the “Royalty Repurchase Option”). KSMCo may exercise the Royalty Repurchase Option on or before the 3rd anniversary of commercial production, by making a repurchase payment to Sprott in the amount of US$75,000,000 plus an amount that would yield a 15% pre-tax annualized return thereon (the “Royalty Repurchase Payment”). One half of the quarterly payments and one half of the Initial Buydown Payment (if paid) made by KSMCo will be credited against the amount payable to achieve the pre-tax return. KSMCo may elect to pay the Royalty Repurchase Payment in cash or by delivering Seabridge Shares, or a combination thereof.

(vi)	If KSMCo does not obtain sufficient funds to fully fund the development, construction and placement of the KSM Project into commercial production by March 24, 2027, then on and from March 25, 2027 until the project financing is secured, Sprott will have the right to sell the NSR back to KSMCo (the “PF Put Right”). In the event Sprott exercises the PF Put Right, KSMCo will have 60 business days to pay Sprott either (a) US$155,000,000, if KSMCo exercised the Initial Buydown Right; or (b) US$180,000,000, if KSMCo did not exercise the Initial Buydown Right (the relevant amount, the “PF Repayment Amount”). KSMCo may elect to pay the PF Repayment Amount in cash or by delivering Seabridge Shares, or a combination thereof.

(vii)	If the Environmental Assessment Certificate (the “EAC”) for the KSM Project expires, then at any time prior to 9 months following the EAC expiry date, Sprott will have the right to sell the NSR back to KSMCo (the “EAC Put Right”). In the event Sprott exercises the EAC Put Right, KSMCo will have 60 business days to pay Sprott either (a) US$165,000,000, if KSMCo exercised the Initial Buydown Right; or (b) US$186,500,000, if KSMCo did not exercise the Initial Buydown Right (the relevant amount, the “EAC Repayment Amount”). If Sprott does not exercise the EAC Put Right, the expiry of the Quarterly Payments Term will be extended to the earlier of (i) commercial production; and (ii) March 24, 2035. KSMCo may elect to pay the EAC Repayment Amount in cash or by delivering Seabridge Shares, or a combination thereof.

(viii)	No amount payable may be paid in Seabridge Shares if, after the payment, Sprott would own more than 9.9% of the outstanding Seabridge Shares.

(ix)	KSMCo’s obligations under the NSR will be secured during the period quarterly payments are required by a charge over all of the assets of KSMCo and a limited recourse guarantee from Seabridge secured by a pledge of the shares of KSMCo.

(x)	The NSR is expected to become an obligation of any future joint venture which is formed to develop the KSM Project.

Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been ‘substantially started’ by the deadline specified in the EAC. However, if the B.C. Minister of Environment and Climate Change Strategy (the “Minister”) determines, in his sole discretion, that a project has been ‘substantially started’ before the deadline, the EAC remains in effect for the life of the project. The KSM Project’s current EAC deadline is July 29, 2026. In determining whether a project has been ‘substantially started’, the Minister assesses each project separately on whether sufficient on-site physical improvements have been completed prior to the EAC deadline.

Closing of the transaction is subject to customary conditions including settling final documentation and obtaining all necessary third-party consents and regulatory approvals.

This material change report includes certain forward-looking statements or forward-looking information (together “FLS”). All statements other than statements of historical fact included in this report, including, without limitation, statements regarding: (i) completion of the Royalty Agreement with Sprott on the terms described; (ii) the funds being raised being sufficient to complete the physical works at the KSM Project for which Seabridge expects to achieve a designation of ‘substantially started’ from the B.C. government and the timing of achieving such designation; and (iii) the NSR becoming an obligation of a future joint venture, are FLS that involve various risks and uncertainties. There can be no assurance that such FLS will prove to be accurate and actual results and future events could differ materially from those anticipated in such FLS. Important factors that could cause actual results to differ materially from the Seabridge’s plans or expectations include unexpected delays in construction activities, including difficult site conditions, unusual weather or pandemic-related shutdowns or worker shortages at the KSM Project, inflation in costs impacting KSMCo’s ability to complete work necessary to achieve ‘substantially started’ with the funds raised and availability of additional capital and financing, if needed, general economic, market or business conditions, timeliness of approval of a “substantially started’ designation and other risks detailed herein and from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Rudi Fronk, Chief Executive Officer of Seabridge, at (416) 367-9292.

Item 9:	Date of Report

May 16, 2023.

CERTIFICATE OF SEABRIDGE GOLD INC.

Dated: May 16, 2023

The short form prospectus dated December 23, 2022, as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon territory.

/s/ Rudi Fronk	/s/ Christopher Reynolds
Chief Executive Officer, Chairman & Director	Vice President, Finance & Chief Financial Officer

On Behalf of the Board of Directors

/s/ John Sabine	/s/ Gary Sugar
John Sabine, Director	Gary Sugar, Director

CERTIFICATE OF the agents

Dated: May 16, 2023

To the best of our knowledge, information and belief, the short form prospectus dated December 23, 2022, as amended by this amendment, together with the documents incorporated in the prospectus by reference, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement as required by the securities legislation of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon territory.

CANTOR FITZGERALD & CO.		B. RILEY SECURITIES, INC.

/s/ Sage Kelly		/s/ Patrice McNicoll
Name:	Sage Kelly	Name:	Patrice McNicoll
Title:	Global Head of Investment Banking	Title:	SMD & Co-Head of Investment Banking